DM

PUBLIC
TREATMENT REQUESTED

19003032

QMB APPROVAL	
QMB Number	3235-0123
Expires:	August 31, 2020
Estimated average burden hours per response	12.00

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC Mail Processing Section
JAN 25 2019
Washington DC
410

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-51832

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINING **DECEMBER 1, 2017** (MM/DD/YY) AND ENDING **NOVEMBER 30, 2018** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER: **INVESTMENT SECURITY CORPORATION**

OFFICAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

24009 VENTURA BLVD., SUITE 101
(No. and Street)

CALABASAS	**CA**	**91302**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

RICHARD LEACH **818-225-9529**
(Area Code - Telephone No.)

B. ACCOUNTANT DESIGNATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

OHAB AND COMPANY, PA
(Name - *if individual, state last, first, middle name*)

100 E. SYBELIA AVENUE, SUITE 130, MAITLAND	**FLORIDA**	**32751**
(Address and City)	(State)	(Zip Code)

Securities and Exchange Commission
Trading and Markets

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its Possessions

JAN 28 2019

FOR OFFICIAL USE ONLY
RECEIVED

**Claims for exemption from the requirement that the annual audit be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are required to respond unless the form displays a current valid OMB control number.

RMS

OATH OR AFFIRMATION

I, RICHARD LEACH, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of INVESTMENT SECURITY CORPORATION, as of NOVEMBER 30, 2018 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N.A.

State of Nevada
County of Washoe
Signed and sworn before me on
January 16, 2019 by Richard Leach.

By: [signature]
Signature

PRESIDENT
Title

[signature]
Public Notary

J.D. EVANS
Notary Public-State of Nevada
APPT. NO. 16-3447-2
My Appt. Expires 09-07-2020

This report** contains (check all applicable boxes);

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements under Exhibit A of Rule 15c3-1.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Ohab and Company, P.A.

100 E. Sybelia Ave. Suite 130
Maitland, FL 32751

Certified Public Accountants
Email: pam@ohabco.com

Telephone 407-740-7311
Fax 407-740-6441

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder's
of Investment Security Corporation

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Investment Security Corporation as of November 30, 2018, and the related notes (collectively referred to as the financial statement). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Investment Security Corporation as of November 30, 2018 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Investment Security Corporation's management. Our responsibility is to express an opinion on Investment Security Corporation's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Investment Security Corporation's in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Ohab and Company, PA

We have served as Investment Security Corporation's auditor since 2018.

Maitland, Florida

January 14, 2019

Investment Security Corporation
Statement of Financial Condition
November 30, 2018

Assets

Cash	$	73,325
Commissions receivable		907
Accounts receivable		12,510
Prepaid income taxes		2,215
Prepaid expense		5,500
FSCT Warrants C		1
Deposit		862
Total assets	$	95,320

Liabilities and Stockholder's Equity

Liabilities		
Commissions payable	$	892
Accrued expenses		-
Total liabilities		892
Stockholder's equity		
Common stock, no par value, 100,000 shares authorized, 100 shares issued and outstanding		1,000
Additional paid-in capital		10,000
Retained earnings		83,428
Total stockholder's equity		94,428
Total liabilities and stockholder's equity	$	95,320

The accompanying notes are an integral part of these financial statements.

Investment Security Corporation
Notes to Financial Statements
November 30, 2018

Investment Security Corporation
Notes to Financial Statements
November 30, 2018

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

Investment Security Corporation (the "**Company**") was incorporated in the State of California on January 21, 1999. The Company is a registered $5,000 non-introducing broker-dealer under the Securities and Exchange Act of 1934, a member of the Financial Industry Regulatory Authority ("FINRA"), and the Securities Investor Protection Corporation ("SIPC").

The Company is engaged in the business as a securities broker-dealer that primarily involves alternative investments. The company makes available to eligible customers: unregistered securities (known as private placements); public (registered), non-traded (non-listed) REITS; mutual funds; IRC § 529 college savings plans; and variable insurance products. All of the Company's securities business is at the retail level. Also, the Company receives finder's fees, in accordance with a written finder's agreement, as compensation for introducing and/or referring prospective investors to a sponsor of private placement when a prospective investor makes an investment with the sponsor of a private placement offering.

Under its membership agreement with FINRA and pursuant to Rule 15c3-3(k)(2)(i) and/or SEC Release 34-70073, Footnote 74, the Company conducts its securities business on a non-introducing basis with the securities transaction documents delivered directly to the issuer or the issuer's agent. The Company does not receive, directly or indirectly, or hold funds or securities, does not carry accounts or execute or clear securities transactions for customers and effects securities transactions via subscriptions. Accordingly, the Company is exempt from the requirement of Rule 15c3-3 under the Securities Exchange Act of 1934 pertaining to the possession or control of customer assets and reserve requirements.

Summary of Significant Accounting Policies

For purposes of reporting the statement of cash flows, the Company considers all cash accounts and all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. Cash balances in excess of FDIC and similar insurance coverage are subject to the usual banking risks associated with funds in excess of those limits. At November 30, 2018 the Company had no uninsured cash balances.

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Investment Security Corporation
Notes to Financial Statements
November 30, 2018

The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and revenues and expenses during the reporting period. Actual results could differ from those estimates.

Commissions receivable are stated at face amount with no allowance for doubtful accounts. An allowance for doubtful accounts is not considered necessary because probable uncollectible accounts are immaterial.

Securities transactions are recorded on a trade date basis with related commission income and expenses also recorded on a trade date basis.

The Company accounts for its income taxes in accordance with FASB ASC 740, Income Taxes. This standard requires the establishment of a deferred tax asset or liability to recognize the future tax effects of transactions that have not been recognized for tax purposes, including taxable and deductible temporary differences as well as net operating loss and tax credit carryforwards. Deferred tax expenses or benefits are recognized as a result of changes in the tax basis of an asset or liability when measured against its reported amount in the financial statements.

Note 2: INCOME TAXES

The current and deferred portions of the income tax expense (benefit) included in the Statement of Income as determined in accordance with FASB ASC 740 are as follows:

	Current	Deferred	Valuation	Total
Federal	$ 1,523	$ -	$ -	$ 1,523
State	$ 752	$ -	$ -	$ 752
Total income tax expense (benefit)	$ 2,275			$ 2,275

The Company is required to file income tax returns in both federal and state tax jurisdictions. The Company's tax returns are subject to examination by taxing authorities in the jurisdictions in which it operates in accordance with the normal statutes of limitations in the applicable jurisdiction. For federal purposes, the statute of limitations is three years. Accordingly, the company is no longer subject to examination of federal returns filed more than three years prior to the date of these financial statements. The statute of limitations for state purposes is generally three years, but may exceed this limitation depending upon the jurisdiction involved. Returns that were filed within the applicable statute remain subject to examination. As of November 30, 2018, the IRS has not proposed any adjustment to the Company's tax position.

Note 3: RELATED PARTY TRANSACTIONS

The Company shares office space with the Law offices of Richard A Leach ("Law Office"). The Company and Law Office share office space in Calabasas, CA, for which each pays their proportionate share of rent directly to the landlord. The Company and Law Office also rent office space in Richard Leach's residence in Sparks, NV, for which each pay their proportionate share to Richard Leach. Rent expense paid totaled $7,908 for both leases for the year ended November 30, 2018. In addition, the Company and Law Office pay proportionate share of certain predetermined overhead and general expense under a formal expense sharing agreement which are paid directly to vendors.

It is possible that the terms of certain of the related party transactions are not the same as those that would result for transactions among wholly unrelated parties.

Note 4: COMMITMENTS AND CONTINGENCIES

Contingencies

The quasi-class action case filed by tenant-in common investors in a real estate structure transaction in which the Company was a defendant was dismissed. On January 15, 2019, the Company received a request for production of documents from FINRA relating to case No.: 20140415414 with respect to the investigation of First Capital Real Estate Trust, Inc. ("First Capital"). It appears to be a request made of all broker-dealers that had customers invest in the First Capital, and not an investigation of the Company. After reviewing the request letter, the Company made no provision in the accompanying financial statements for legal costs related to the First Capital investigation.

Note 5: GUARANTEES

FASB ASC 460, Guarantees, requires the Company to disclose information about its obligations under certain guarantee arrangements. FASB ASC 460 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying factor (such as an interest or foreign exchange rate, security or commodity price, an index or the occurrence or nonoccurrence of a specified event) related to an asset, liability or equity security of a guaranteed party. This guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement as well as indirect guarantees of indebtedness of others.

The Company has issued no guarantees at November 30, 2018 or during the fiscal year then ended.

Note 6: SUBSEQUENT EVENTS

The Company has evaluated events subsequent to the balance sheet date for items requiring recording or disclosure in the financial statements. The evaluation was performed through the date the financial statements were available to be issued. Based upon this review, the Company has determined that there were no events which took place that would have a material impact on its financial statements.

Note 7: RECENTLY ISSUED ACCOUNTING STANDARDS

In May 2014, the FASB issued ASU No. 214-09, "Revenue from contracts with customers (Topic 606)", which requires companies to recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which a company expects to be entitles in exchange for those goods and services. The standard also requires additional disclosures regarding the nature, amount, timing and uncertainty of revenue that is recognized.

The Company plans to adopt the standard on its required effective date of December 1, 2018 using the modified retrospective transition method. The Company has determined that the adoption of the ASU will not have a material impact on the Company's financial statements.

Note 8: NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. Net capital and aggregate indebtedness change day to day, but on November 30, 2018, the Company had net capital of $73,325, which was $68,325 in excess of its required net capital of $5,000; and the Company's ratio of aggregate indebtedness ($892) to net capital was 0.01 to 1.